EXHIBIT 12.1

ALLIANCE HEALTHCARE SERVICES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNT IN THOUSANDS)

(UNAUDITED)

	2005	2006	2007	2008	2009
CALCULATION OF FIXED CHARGES
Interest expense, net (1)	$34,203	$41,078	$42,362	$48,392	$45,894
Add back interest income	608	697	2,122	2,364	132

Interest expense	34,811	41,775	44,484	50,756	46,026

Total rental expense	9,518	9,744	8,166	9,117	7,439
Multiplied by 25.0%	25.0%	25.0%	25.0%	25.0%	25.0%

Estimated interest on rental expense	2,380	2,436	2,042	2,279	1,860

TOTAL FIXED CHARGES	$37,191	$44,211	$46,526	$53,035	$47,886

CALCULATION OF EARNINGS
Income (loss) before taxes and extraordinary items	$36,587	$30,664	$27,876	$28,287	$789
Add: Net income attributable to noncontrolling interest, net of tax	1,718	2,075	1,727	3,030	3,064
Add: Fixed charges	37,191	44,211	46,526	53,035	47,886
Add: Amortization of capitalized interest	—	—	—	—	—
Add: Distributions from equity investees less income from equity investments	(478)	728	(138)	1,453	(106)
Add: Pre-tax losses of equity investees for which charges arising from guarantees are included	—	—	—	—	—
Less: Interest capitalized	—	—	—	—	—
Less: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Less: Noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

TOTAL EARNINGS	$75,018	$77,678	$75,991	$85,805	$51,633

RATIO OF EARNINGS TO FIXED CHARGES	2.0	1.8	1.6	1.6	1.1

(1)	Net interest expense includes amortization of deferred financing costs, adjustment of swaps to fair value and interest income